PLAY LA INC.

Nerine Chambers

P.O. Boix 905

Quastisky Building, 3rd Floor

Road Town, Tortola

British Virgin Islands

March 28, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.   20549

Dear Sir/Madam:

Re:  Play LA Inc.

        - CIK Number 0001378553

        - Request for Withdrawal of Form 20-F – Annual Report – Filed March 27, 2007

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Play LA Inc., a Tortola, British Virgin Islands corporation (the “Registrant”), hereby applies for withdrawal of its annual report on Form 20-F, including all exhibits (File No. 000-52311), that were filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 27, 2007 (the “Form 20-F”).

The Registrant’s filing agent inadvertently filed the Form 20-F as an annual report instead of a registration statement.  The Registrant is withdrawing the Form 20-F which was filed as an annual report.  The Registrant’s Form 20-F was re-filed as a registration statement on March 27, 2007.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Form 20-F filed as an annual report be issued by the Commission as soon as possible.

Yours truly,

PLAY LA INC.

Per:

/s/David Hallonquist

David Hallonquist,

President, C.E.O. and Director